Qutoutiao Inc.

Building No. 8, Shanghai Pudong Software Park

519 Yide Road, Pudong New Area

Shanghai 201203

People’s Republic of China

March 4, 2021

VIA EDGAR

Mr. Morgan Youngwood

Mr. Stephen Krikorian

Office of Technology
Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Qutoutiao Inc. Form 20-F for the Fiscal Year Ended December 31, 2019 File No. 001-38644

Dear Mr. Youngwood and Mr. Krikorian:

Reference is made to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 12, 2021 (the “Comment Letter”), containing the Staff’s comment on Qutoutiao Inc.’s (the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2019, and the request for extension of the deadline submitted by the Company to the Commission on February 19, 2021.  Due to the additional time required to address some of the issues in responding to the comment, the Company respectfully requests a further extension of the deadline for its response.  The Company expects to provide its response to the Comment Letter no later than March 12, 2021.

If you have any questions, please contact the Company’s U.S. counsel, Mr. Yi Gao of Simpson Thacher & Bartlett LLP, by phone at +852-2514-7620 (office) or +852-6588-7136 (cell) or by email at ygao@stblaw.com.

Sincerely,

/s/ Eric Siliang Tan ________

Eric Siliang Tan

Chief Executive Officer

cc:Yi Gao, Esq.

Simpson Thacher & Bartlett LLP